Stacie S. Aarestad

+1 617 239 0314

saarestad@edwardswildman.com

March 10, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Michael Volley, Staff Accountant

Re:	NewStar Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
Form 10-Q for quarterly period ended September 30, 2013
Filed November 6, 2013
File No. 001-33211

Dear Mr. Volley:

On behalf of NewStar Financial, Inc. (“NewStar” or the “Company”), we submit this letter in response to the comment provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated March 6, 2014 (the “Letter”), relating to NewStar’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the period ended September 30, 2013 (collectively, the “Reports”). Set forth below is the Staff’s comment followed by the Company’s response. The response is keyed to the numbering of the comment in the Letter and appears following the comment, which is restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Form 10-Q for the quarterly period ended September 30, 2013

Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements

Note 10. Consolidated Variable Interest Entity, page 29

1.	We note your response to comment 1 in your letter dated February 25, 2014, and in particular, your statement that if you were to run your risk model on the loans in the Arlington Fund (using the historical loss factors for loans held to maturity), considering the shortened hold period to coincide with the expected warehouse life, March 30, 2014, and

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March 10, 2014

not contemplating the aforementioned qualitative assessments, an allowance of $625 thousand would have been calculated as of September 30, 2013.

a.	Please explain to us the contractual provisions regarding your equity position and the end of the ramp up hold period. For instance, explain what happens to your equity position and ultimately your consolidation analysis if you are unable to recapitalize the fund.
b.	Please tell us the authoritative guidance that supports using of the shortened hold period in your allowance for credit loss methodology.
c.	Please provide us with an estimate of the allowance for credit losses measured using your disclosed methodology without taking into consideration the shortened hold period. To the extent this amount/percentage is significantly different than the collectively evaluated allowance percentage for your leveraged finance portfolio, please explain why.

RESPONSE:

(a.) Pursuant to an agreement by and among the institutional investor in the NewStar Arlington Fund LLC (“Arlington Fund”), and NewStar Financial Inc., (“ the Company” or “NewStar”) , as Manager of the Fund, has agreed to use commercially reasonable efforts to facilitate a successful securitization. It is expected that the securitization will be a CLO occurring in 2014, that will issue debt and equity securities sufficient to support investment in an approximately $300 million loan portfolio and to pay the costs and expenses of the CLO. NewStar has the option, but not the obligation to roll its equity in the fund into the CLO. NewStar does not intend to roll its equity position at this time nor did it as of September 30, 2013. This would result in NewStar no longer being the primary beneficiary of the variable interest entity (“VIE”) and it would not be required to consolidate the financial results of the CLO.

If for reasons beyond its control NewStar is unable to recapitalize the fund through the securitization market (for example, adverse market conditions), the likely scenario would be for the Arlington Fund to enter a runoff period, with the two existing equity members s, including NewStar, maintaining their respective positions. Should this circumstance, which we consider unlikely, occur, we would consider it a triggering event that would require reassessment of the function of the Arlington Fund, reevaluation of our consolidation analysis, and the need for an allowance for credit loss on the portfolio.

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March 10, 2014

(b.) The Arlington Fund is designed to support a two- step warehouse to CLO financing arrangement (the “financing arrangement”), with an expected warehouse life through June 30, 2014 or earlier.

In its capacity as the manager of the Arlington Fund, NewStar determines the level of allowance for loan losses required to be recorded at each reporting period under U.S. GAAP for the Arlington Fund portfolio. In accordance with ASC 450-20-05-4, the Company considers potential for uncertainty in loss circumstances using a probability threshold approach for recognition of an allowance for loan losses. In assessing the reasonable possibility of a loss or impairment of loans in the Arlington Fund portfolio at September 30, 2013, we considered conditions contemplated in ASC 450-20-25-2. Our disclosure also notes that losses that are reasonably estimable will not be accrued if we have not determined that it is not probable that an asset has been impaired. We also considered that ASC 450-20-25-3 prescribes for accrual of losses related to future periods when they are reasonably estimable and relate to the current or prior period, even if virtual certainty has not occurred. However, the existence of risk of future loss does not support current recognition of this expected loss, unless where required by other U.S. GAAP.

ASC 450-20-25-4 clarifies that FASB intends to prevent loss accrual in the financial statements of amounts so uncertain as to impair the integrity of the financial statements to the reader. NewStar Financial’s methodology in determining its allowance for loan losses for its held-for-investment portfolio, is described in Note 3 of the Company’s Form 10-Q for the quarter ended September 30, 2013. This methodology groups loans that are not evaluated individually for impairment into groups of loans with similar risk characteristics. We have concluded that the Arlington Fund portfolio has different risks of loss and represents a separate group of loans for purposes of determining the allowance for loan losses, partly due to its loss emergence period. In our previous response to the Staff dated February 25, 2014, we described the incremental disclosures we plan to provide to investors regarding the methodology used to determine the allowance for loan losses in the Arlington Fund loan portfolio. Our assessment considered that the underwriting standards the Arlington Fund portfolio including prior historical loss experience under such underwriting standards. In doing so we recognized that the Arlington Fund has not had a history of loss. As such, we drew reference to the historical loss experience of NewStar’s leverage finance portfolio (“Proxy Portfolio”), due to the similarities in the type of loans, borrowers’ characteristics, sources of repayments and underwriting standards used for both the Arlington Fund and the Proxy Portfolio. Further, we evaluated the qualitative and environmental factors that existed as of September 30, 2013, and how they affected the loss measurements. Specifically, we evaluated the then current economic, industry, and geographical environment, changes in the portfolio’s credit trends, time elapsed since originations, the business plan of Arlington Fund, and other credit factors that we deemed relevant. Additionally, we evaluated the business plan over the expected timing of the aforementioned financing

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arrangement, and the historical loss experience of the Proxy Portfolio. Our analysis includes consideration of the loss emergence period of the Arlington Fund portfolio, overlaid with the expected hold period of the loans which differs from the Proxy Portfolio in that these loans are expected to be refinanced. Under its business plan, the Arlington Fund portfolio is expected to be refinanced and no longer consolidated within a 12 to 15 month period. We had determined that there has been no loss in the Proxy Portfolio that has been incurred within that period of time.

During our evaluation in connection with the filing of our Form 10Q for the quarter ended September 30, 2013, we concluded that it was not reasonably probable that a loss had occurred or that an asset had been impaired in the Arlington Fund during the period. We considered ASC 450-20-55-31 in concluding that when a loss is possible, but not probable, no amount of loss would be accrued at that time, although a disclosure of the nature of the contingency is to be disclosed. Our disclosure was included in our previous response to the Staff, dated February 25, 2014.

In addition, to further inform investors, in future filings we will add substantially the following disclosure to the footnote “Loans Held-for-Sale, Loans and Leases, and Allowance for Credit Losses”: The Company is providing capital on a transitional basis to the Arlington Fund. At December 31, 2013, the expected loss on Arlington Fund loans was zero and no allowance was recorded. If the duration of the Company’s investment in the Arlington Fund or its assumptions regarding the conditions in the capital markets were to change, it may be necessary for the Company to record an allowance for credit losses in the future.

(c.) As we disclosed in our Form 10-Q for the quarter ended September 30, 2013, we maintained a $40.4 million allowance for credit losses, which included the qualitative analysis and shortened hold period for the Arlington Fund loans. If we were to apply our disclosed methodology without taking into consideration the shortened hold period, and the aforementioned qualitative considerations specific to the Arlington Fund, the allowance at September 30, 2013 is estimated to have been $41.6 million, an increase of approximately $1.2 million, or 2.8%. For the year to date September 30, 2013, the incremental P& L impact would have been $1.2 million or 3.90% on $30.8 million of pretax earnings.

At December 31, 2013 NewStar maintained an allowance for credit losses of $ 41.9 million, which included the qualitative analysis and shortened hold period for the Arlington Fund loans. If we were apply our disclosed methodology without taking into consideration the shortened hold period, and the aforementioned qualitative considerations specific to the Arlington Fund, s the allowance at December 31, 2013 is estimated to have been $43.3 million, an increase of approximately $1.5 million, or 3.5%. For the year 2013 the incremental P& L impact would have been $1.5 million or 3.57% on $41.2 million of pretax earnings.

Securities and Exchange Commission

March 10, 2014

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 239-0314 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	John K. Bray, Chief Financial Officer
NewStar Financial, Inc.